April 28, 2025

Ilan Hadar
Chairman and Chief Executive Officer
Silexion Therapeutics Corp
12 Abba Hillel Road
Ramat Gan, Israel 5250606

       Re: Silexion Therapeutics Corp
           Draft Registration Statement on Form S-1
           Filed April 23, 2025
           File No. 377-07931
Dear Ilan Hadar:

       This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Gary M. Emmanuel, Esq.